BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2

TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. (the "Company")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Company" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on January 7, 2005.

Item 3 - News Release

A News Release was issued on January 11, 2005 via Canada News Wire.

Item 4 - Summary of Material Change

The Company has appointed three key people to help advance the Company's limestone development in northeastern Alberta: Larry Shelley as advisor to the Board, Russ Gerrish as Vice President - Engineering & Operations, and Hansine Ullberg as Vice President - Finance & Chief Financial Officer (CFO).

Item 5 - Full Description of Material Change

The Company has appointed three key people to help advance the Company's limestone development in northeastern Alberta: Larry Shelley as advisor to the Board, Russ Gerrish as Vice President - Engineering & Operations, and Hansine Ullberg as Vice President - Finance & Chief Financial Officer (CFO).

Larry Shelley, CA, brings a wealth of expertise that will assist Birch Mountain in setting our strategic direction and meeting evolving financial disclosure and governance requirements in Canada and the U.S. in anticipation of the Company's listing on AMEX. Recognized for providing expertise in corporate finance, audit and tax to a wide range of companies and organizations over the last 20 years, Larry founded Barr Shelley Stuart and Tamarack Group Ltd. The founder and director of several other successful public and private firms, Larry now has his own consulting firm and is enrolled in the Directors Education Program, Rotman School of Management.

A recognized expert on the aggregate industry in Western Canada, Russ Gerrish, P.Eng., has been instrumental in advancing Birch Mountain's plans to initiate aggregate production at the Muskeg Valley Quarry. Over the past two years, Russ has worked closely with Birch Mountain, advising on testing, quarrying, processing and marketing of aggregate in the Athabasca oil sands region. Russ has 27 years of experience in engineering management and consulting, aggregate exploration, and mine planning/implementation related to aggregates, asphalt and ready-mix concrete. As Vice President - Engineering & Operations, Russ will spearhead Birch Mountain's work to bring the Muskeg Valley Quarry into production in 2005 and take the lead role in marketing concrete and construction aggregates to the oil sands industry and other users in the region.

Hansine Ullberg, CA, brings 12 years of experience in financial reporting, modeling and management along with specialized skills gained from working in public and private companies. Ms Ullberg has held the positions of Director of Finance for The Calgary Flames, Vice President of Finance and Administration for Alterna Technologies Group Inc., Divisional Controller for Barton Instrument Systems, and Manager of Accounting and Auditing for Ernst and Young. Hansine has a Bachelor of Commerce (Honours) and Masters of Accountancy from the University of Manitoba and obtained her CA in 1996.

Don Dabbs, Birch Mountain's CFO prior to Hansine's appointment, will continue as Senior Vice President and Director of the Company. Prior to co-founding Birch Mountain, Don spent more than 20 years in environmental consulting, primarily in the Fort McMurray area.

Formed in 1994, Birch Mountain is an Alberta-based company that holds industrial and metallic mineral rights to more than 277,500 hectares (675,000 acres) covering a wide area from Fort McMurray to the northern edge of the Athabasca oil sands deposit. The Company is on schedule to start aggregate operations at our Muskeg Valley Quarry in 2005, to be followed in 2006 with the larger Hammerstone Project, which will include an 1150-hectare quarry supplying construction aggregate and calcinable limestone to a quicklime plant we plan to have operational in 3 years. Birch Mountain has 65.3 million shares outstanding, 74.9 million fully diluted.

In connection with these appointments, Birch Mountain has granted 200,000 stock options to Hansine Ullberg and 200,000 stock options to Russ Gerrish, with an exercise price of $2.35, exercisable for a period of five years.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

        Douglas J. Rowe, President and Chief Executive Officer
        Telephone: (403) 262-1838
        Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 11th day of January, 2005.